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                               November 4, 2021

       Philip Gross
       Chief Executive Officer and Director
       Snow Lake Resources Ltd.
       242 Hargrave Street, #1700
       Winnipeg, Manitoba R3C 0V1 Canada

                                                        Re: Snow Lake Resources
Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed October 27,
2021
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed October 22,
2021
                                                            File No. 333-254755

       Dear Mr. Gross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form F-1

       Risk Factors
       If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed, page 11

   1. Please update your disclosure in this risk factor by highlighting your recent net losses.
       The coronavirus pandemic may cause a material adverse effect on our business, page 12

   2. You disclose that as a result of the measures adopted by the Province of Manitoba and the federal government of
Canada, certain of your mining exploration activities have been
 Philip Gross
Snow Lake Resources Ltd.
November 4, 2021
Page 2
      delayed, and at this time you are focusing on completing lab work and technical report writing using the field data that you have previously compiled. You thereafter disclose
      that you expect to get back to having    boots on the ground    work such
as core sampling
      and test drilling later in the fall and winter of 2021. Please provide an update on your operations, including if you are currently operating in Manitoba or otherwise still completing lab and technical work remotely, and if so, please update as to when you expect to complete core sampling and test drilling on the ground. For guidance, see the
      Division's Disclosure Topic No. 9 and 9A on COVID-19.
       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler at
(202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions



                                                           Sincerely,
FirstName LastNamePhilip Gross
                                                           Division of
Corporation Finance
Comapany NameSnow Lake Resources Ltd.
                                                           Office of Energy &
Transportation
November 4, 2021 Page 2
cc:       Paul Levites
FirstName LastName